411 1st Avenue S, Suite 501 Seattle, Washington 98104 (855) 767-2400

August 16, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention: Marion Graham

Re: Porch Group, Inc.
Registration Statement on Form S-3
Filed August 9, 2024
File No. 333-281442
Ladies and Gentlemen,
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Porch Group, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 (File No. 333-281442) (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4 p.m. Eastern Time on August 21, 2024, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.
If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s counsel, Perkins Coie LLP.

Very truly yours,

Porch Group, Inc.

By:	/s/ Matthew Cullen
Name: Matthew Cullen
Title: General Counsel

cc:    Andrew Moore, Perkins Coie LLP